Exhibit 99.1

News release…

Date: 23 February 2005
Ref: PR406g

Iron ore price settlement

Rio Tinto’s 100 per cent owned Hamersley Iron has today reached agreement with Nippon Steel on prices for Hamersley lump, fine and Yandi iron ore deliveries for the contract year commencing 1 April 2005.

•	The price of lump ore will increase by 71.5% per cent to US cents 78.77 per dry metric tonne unit.

•	The price of fine ore will increase by 71.5% per cent to US cents 61.72 per dry metric tonne unit.

•	The price of Yandi ore will increase by 71.5% per cent to US cents 58.02 per dry metric tonne unit.

Sam Walsh, Chief Executive of Rio Tinto’s Iron Ore Group, said, “This price increase reflects unprecedented demand for our products, driven by the continuing growth in steel consumption, particularly in China.”

A comparison with 2004 prices, in US cents per dry metric tonne unit, is as follows:

	FY04	FY05	% change

Lump ore	45.93	78.77	+71.5%
Fine ore	35.99	61.72	+71.5%
Yandi ore	33.83	58.02	+71.5%

For further information, please contact:

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Notes:

•	Iron ore is predominantly traded on the world market under long term contract.

•	Contract years can differ from calendar years.

•	The global reference price settlement is expressed as a percentage increase or decrease from the previous year.

•	The reference price is usually established for fines ore first because this represents 60% of the traded market. Prices for lump and pellets are then usually determined as a premium to the fines ore price.

•	Once the annual percentage change is negotiated, iron ore prices are generally denominated in US cents per dry metric tonne unit, reflecting a common base per unit of iron content.

•	To compare prices on a ‘per tonne’ basis instead of an ‘iron units’ basis, the following conversion can be used:

US$ price per tonne = US cents per dry metric tonne unit x Iron Content

Iron content for Hamersley fine and lump ore is 64% and for HI Yandi 58%.